IPA to Reschedule Financial Results and Recent Business Highlights for Third Quarter Fiscal Year 2025 on March 28, 2025

The Company to host an earnings conference call via webcast

AUSTIN, Texas – ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) (“IPA” or the “Company”), a global leader in AI-powered antibody discovery and development, today announces the rescheduling of its Third Quarter Fiscal 2025 financial results and business highlights release. Originally set for March 13, 2025, the new release date is Friday, March 28, 2025, and IPA will hold earnings call at 10:30 am Eastern Time the same day.

The Company is providing additional time to allow its auditors to complete the necessary reviews and audit requirements on valuation calculations of goodwill and intangible assets. This extension ensures that the financial data accurately reflects the Company's value and complies with all regulatory requirements.

Conference Call and Webcast Details

The Company will host a live conference call and webcast to discuss these results and provide a corporate update on Thursday, March 28, 2025, at 10:30AM ET.

The conference call will be webcast live and available for replay via a link provided in the Events section of the Company’s IR pages at https://ir.ipatherapeutics.com/events-and-presentations/default.aspx.

***Participant Dial-In Details***

Participants call one of the allocated dial-in numbers (below) and advise the Operator of either the Conference ID 3224490 or Conference Name.

USA / International Toll +1 (646) 307-1963

USA - Toll-Free (800) 715-9871

Canada - Toll-Free (800) 715-9871

***Webcast Details***

Attendee URL:
https://events.q4inc.com/attendee/849565157

Please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

Anyone listening to the call is encouraged to read the company's periodic reports available on the company’s profile at www.sedarplus.com and www.sec.gov, including the discussion of risk factors and historical results of operations and financial condition in those reports.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotechnology company that leverages multi-omics modeling and complex artificial intelligence through a series of proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the development of therapeutic antibodies and are known for solving very complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”).

Investor Relations Contact

investors@ipatherapeutics.com